EXHIBIT 14

CODE OF ETHICS FOR PRINCIPAL EXECUTIVE AND SENIOR FINANCIAL
OFFICERS OF T. ROWE PRICE GROUP, INC.
UNDER THE SARBANES-OXLEY ACT OF 2002

I. General Statement. This Code of Ethics (the “Group S-O Code”) has been designed to bring T. Rowe Price Group, Inc. (“Group”) into compliance with the applicable requirements of the Sarbanes-Oxley Act of 2002 (the “Act”) and rules promulgated by the Securities and Exchange Commission thereunder (the “Regulations”). The Group S-O Code applies solely to the Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer or Controller of, or persons performing similar functions for, Group (“Covered Officers”). A list of Covered Officers is attached as Exhibit A.

Group has also maintained a comprehensive Code of Ethics and Conduct (the “Group Code”) since 1972, which applies to all officers, directors and employees of Group and its affiliates.

As mandated by the Act, the Price Funds have also adopted a Code (the “Price Funds S-O Code”), similar to the Group S-O Code, which applies solely to the principal executive and senior financial officers of the Price Funds. The “Price Funds” include each mutual fund that is managed, sponsored and distributed by affiliates of Group. The investment managers to the Price Funds will be referred to as the “Price Fund Advisers”. The Group S-O Code and the Price Funds S-O Code will be referred to collectively as the “S-O Codes".

The Group S-O Code has been adopted by Group in accordance with the Act and Regulations thereunder, and will be administered in conformity with the disclosure requirements of Section 229.406 of the Code of Federal Regulations. The S-O Codes are attachments to the Group Code. In many respects the S-O Codes are supplementary to the Group Code, but the Group Code is administered separately from the S-O Codes, as the S-O Codes are from each other.

II. Purpose of the Group S-O Code. The purpose of the Group S-O Code, as mandated by the Act and the Regulations is to establish standards that are reasonably designed to deter wrongdoing and to promote:

Ethical Conduct. Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships.

Disclosure. Full, fair, accurate, timely and understandable disclosure in reports and documents that Group files with, or submits to, the SEC and in other public communications made by Group.

Compliance. Compliance with applicable governmental laws, rules and regulations.

Reporting of Violations. The prompt internal reporting of violations of the Group S-O Code to an appropriate person or persons identified in the Group S-O Code.

Accountability. Accountability for adherence to the Group S-O Code.

III. Covered Officers Should Handle Ethically Actual and Apparent Conflicts of Interest.

Overview. Each Covered Officer owes a duty to Group to adhere to a high standard of honesty and business ethics and should be sensitive to situations that may give rise to actual as well as apparent conflicts of interest.

A “conflict of interest” occurs when a Covered Officer’s private interest interferes with the interests of, or his or her service to, Group. For example, a conflict of interest would arise if a Covered Officer, or a member of his or her family, receives improper personal benefits as a result of his or her position with Group.

Certain conflicts of interest covered by the Group S-O Code may already be subject to provisions regulating conflicts of interest in the Investment Company Act of 1940 (“Investment Company Act”), the Investment Advisers Act of 1940 (“Investment Advisers Act”) and the Group Code. The compliance programs and procedures of Group and its affiliates are designed to prevent, or identify and correct, violations of these provisions.

Although typically not presenting an opportunity for improper personal benefit, conflicts may arise from, or as a result of, the contractual relationship between a Price Fund and its Price Fund Adviser of which the Covered Officers may also be officers or employees. As a result, the Group S-O Code recognizes that the Covered Officers may, in the normal course of their duties (whether formally for the Price Funds or for the Price Fund Advisers or for both), be involved in establishing policies and implementing decisions which will have different effects on these entities. The participation of the Covered Officers in such activities is inherent in the contractual relationship between each Price Fund and its respective Price Fund Adviser

Other conflicts of interest are covered by the Group S-O Code, even if these conflicts of interest are not addressed by or subject to provisions in the Investment Company Act and the Investment Advisers Act.

Whenever a Covered Officer is confronted with a conflict of interest situation where he or she is uncertain as to the appropriate action to be taken, he or she should discuss the matter with the Chairperson of Group’s Ethics Committee or another member of the Committee.

Handling of Specific Types of Conflicts. Each Covered Officer (and close family member) must not:

Entertainment. Accept entertainment from any company with which Group or any of its affiliates (including any Price Fund) has current or prospective business dealings, including portfolio companies, unless such entertainment is in full compliance with the policy on entertainment as set forth in the Group Code.

Gifts. Accept any gifts, except as permitted by the Group Code.

Improper Personal Influence. Use his or her personal influence or personal relationships improperly to influence corporate decisions and financial reporting to the detriment of Group or of its affiliates.

Taking Action at the Expense of Group. Cause Group or any affiliate to take action, or fail to take action, for the personal benefit of the Covered Officer rather than for the benefit of Group or its affiliates.

Misuse of Inside Information Regarding Group. Use material, non-public information about Group in violation of the Group Code and/or applicable law.

Outside Business Activities. Engage in any outside business activity that detracts from a Covered Officer’s ability to devote appropriate time and attention to his or her responsibilities to Group.

Service Providers. Excluding Group and its affiliates, have any ownership interest in, or any consulting or employment relationship with, any of the service providers of Group or any of its affiliates, except that an ownership interest in public companies is permitted.

Receipt of Payments. Have a direct or indirect financial interest in commissions, transaction charges or other payments paid to or by a vendor in connection with any transaction with Group or its affiliates.

Service as a Director or Trustee. Serve as a director, trustee or officer of any public or private company or a non-profit organization that issues securities eligible for purchase by any client of an affiliate of Group, unless approval is obtained as required by the Group Code.

IV. Covered Officers’ Specific Obligations and Accountabilities.

A. Disclosure Requirements and Controls. Each Covered Officer must familiarize himself or herself with the disclosure requirements of the federal proxy rules (Schedule 14A), shareholder reports, Forms 8-K, 10-K and 10-Q, etc. applicable to Group and the disclosure controls and procedures of Group.

B. Compliance with Applicable Law. It is the responsibility of each Covered Officer to promote compliance with all laws, rules and regulations applicable to Group and its affiliates. Each Covered Officer should, to the extent appropriate within his or her area of responsibility, consult with other officers and employees of Group and its affiliates and take other appropriate steps with the goal of promoting full, fair, accurate, timely and understandable disclosure in the reports and documents Group files with, or submits to, the SEC, and in other public communications made by Group.

C. Fair Disclosure. Each Covered Officer must not knowingly misrepresent, or cause others to misrepresent, facts about Group and its affiliates to others, whether within or outside the Price organization, including to Group’s directors and auditors, and to governmental regulators and self-regulatory organizations.

D. Initial and Annual Affirmations. Each Covered Officer must:

1. Upon adoption of the Group S-O Code (or thereafter as applicable, upon becoming a Covered Officer), affirm in writing that he or she has received, read, and understands the Group S-O Code.

2. Annually affirm that he or she has complied with the requirements of the Group S-O Code.

E. Reporting of Material Violations of the Group S-O Code. If a Covered Officer becomes aware of any material violation of the Group S-O Code or laws and governmental rules and regulations applicable to the operations of Group or its affiliates, he or she must promptly report the violation (“Report”) to the Chief Legal Counsel of Group (“CLC”). Failure to report a material violation will be considered itself a violation of the Group S-O Code.

It is Group’s policy that no retaliation or other adverse action will be taken against any Covered Officer or other employee of Group or its affiliates based upon any lawful actions of the Covered Officer or employee with respect to a Report made in good faith.

F. Annual Disclosures. Each Covered Officer must report, at least annually, all affiliations or other relationships as called for in the “Annual Questionnaire for Executive Officers and/or Employee Directors/Trustees of Group and the Price Funds.”

G. Complaints Regarding Accounting Matters. The Audit Committee of Group has established procedures (“Procedures”) for the submission and disposition of complaints submitted by employees, including Covered Officers, regarding the reporting of questionable accounting or auditing matters relating to Group. Under these Procedures, Covered Officers and employees may anonymously and confidentially submit complaints to the CLC. Covered Officers, as supervisors, are obligated to report any questionable accounting, internal accounting control or auditing matters and may do so pursuant to these Procedures. Employees will also be reminded of these Procedures on an annual basis.

     V.     Administration of the Group S-O Code. The Ethics Committee is responsible for the general administration of the Group S-O Code and applying its provisions to specific situations in which questions are presented.

A. Waivers and Interpretations. The Chairperson of the Ethics Committee has the authority to interpret the Group S-O Code in any particular situation and to grant waivers where justified, subject to the approval of the Audit Committee of Group. All material interpretations concerning Covered Officers will be reported to the Audit Committee of Group at its next meeting. Waivers, including implicit waivers, to Covered Officers will be publicly disclosed as required by Form 8-K and Section 229.406 of the Code of Federal Regulations. Pursuant to the definition in the Regulations, an implicit waiver means Group’s failure to take action within a reasonable period of time regarding a material departure from a provision of the Group S-O Code that has been made known to an “executive officer” (as defined in Rule 3b-7 under the Securities Exchange Act of 1934) of Group. An executive officer of Group includes its president and any vice-president in charge of a principal business unit, division or function.

B. Violations/Investigations. The following procedures will be followed in investigating and enforcing the Group S-O Code:

1. The CLC will take or cause to be taken appropriate action to investigate any potential or actual violation reported to him or her.

2. The CLC, after consultation if deemed appropriate with Corporate Counsel to Group (“CC”), will make a recommendation to Group’s Board regarding the action to be taken with regard to each material violation. Such action could include any of the following: a letter of censure or suspension, a fine, a suspension of trading privileges or termination of officership or employment. In addition, the violator may be required to surrender any profit realized (or loss avoided) from any activity that is in violation of the Group S-O Code.

VI. Amendments to the Group S-O Code. Except as to the contents of Exhibit A, the Group S-O Code may not be materially amended except in written form, which is specifically approved or ratified by a majority vote of Group’s Board, including a majority of its independent directors.

VII. Confidentiality. All reports and records prepared or maintained pursuant to the Group S-O Code will be considered confidential and shall be maintained and protected accordingly. Except as otherwise required by law, the Group S-O Code or as necessary in connection with investigations under the Group S-O Code, such matters shall not be disclosed to anyone other than the members of Group’s Board, members of the Ethics Committee, the CC and the CLC and authorized persons on his or her staff.

Preparation Date: 9/30/03

Adoption Date: 10/20/03

Exhibit A

Persons Covered by the Group S-O Code of Ethics

George A. Roche, Chairman of the Board, President and Chief Executive Officer, and Interim Chief Financial Officer

Joseph P. Croteau, Treasurer (Principal Accounting Officer)